United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 00029599	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

PATRIOT NATIONAL BANCORP, INC.
Full Name of Registrant

Former Name if Applicable
900 Bedford Street
Address of Principal Executive Office (Street and Number)
Stamford, Connecticut 06901
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended December 31, 2008 for Patriot National Bancorp, Inc. (the "Company") cannot be filed within the prescribed time period because the completion of the Company's financial statements for year-end 2008 have been delayed as a result of the unprecedented turmoil in the financial markets and the particular impact that is having on the Company's market areas, as discussed more fully in Part IV. The Company expects to be in a position to file its Form 10-K no later than March 31, 2009.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Robert F. O'Connell	203	324-7500
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Patriot National Bancorp, Inc. expects that its financial results for 2008 will be significantly below those for 2007. The Company’s banking subsidiary, Patriot National Bank (the “Bank”) operates primarily in Fairfield County, Connecticut and, to a lesser extent, Westchester County, New York. These areas are historically of high affluence with a significant percentage of residents who work in or have employment dependent on the New York City based financial industry. The deteriorating job market combined with significant losses of equity, housing wealth and the tightening of credit conditions have contributed to the continued steep decline in late 2008 and into 2009 of residential sales activity and valuations.

  The Bank continuously updates loan files with current financial information about borrowers and about the value of real estate collateral. That process continues as the Bank and its independent auditor review such information for the purpose of finalizing the 2008 financial statements. Subject to completion of the audit, the Company currently estimates that it will record a net loss for 2008 of $7.1 million, or $1.50 per share. The $7.1 million loss is primarily due to higher loan loss reserves relating to an increase in non-accruing loans to $80.2 million at year end. Included in the loss is a one time write-off of goodwill in the amount of $1.4 million, a $1.1 million impairment charge for FHLMC preferred stock and a $2.1 million impairment charge on auction rate preferred stock primarily relating to companies in the financial services industry. These auction rate securities are all investment grade and making scheduled interest payments but have experienced significant depreciation in value due to the deterioration in the financial services industry. Despite the loss for the year, the Company and the Bank remain well capitalized pursuant to regulatory guidelines.

Patriot National Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-13-2009	By /s/	Robert F. O'Connell	Title:	Senior Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).